UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

TOUGHBUILT INDUSTRIES INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE

(Title of Class of Securities)

89157G884

(CUSIP Number)

July 22, 2024

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 89157G884	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rochel Soffer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION - USA

5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 125,000 Shares of Common Stock (1)
6.	SHARED VOTING POWER – 0
7.	SOLE DISPOSITIVE POWER – 125,000 Shares of Common Stock (1)
8.	SHARED DISPOSITIVE POWER – 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 125,000 Shares of Common Stock (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.14% (1)
12.	TYPE OF REPORTING PERSON IN

(1) Based on 774,497 shares outstanding

CUSIP No. 89157G884	13G	Page 3 of 5 Pages

ITEM 1 (a)	NAME OF ISSUER: ToughBuilt Industries, Inc.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8669 Research Drive, Irvine, CA 92618

ITEM 2 (a)	NAME OF PERSON FILING: Rochel Soffer

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

9559 Collins Avenue, #1009S, Miami, FL 33154

ITEM 2 (c)	CITIZENSHIP: USA

ITEM 2 (d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001 per share

ITEM 2 (e)	CUSIP NUMBER: 89157G884

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED: 125,000 Shares of Common Stock (1)

(b)	PERCENT OF CLASS: 16.14% (1)

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

125,000 Shares of Common Stock (1)

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

125,000 Shares of Common Stock (1)

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 89157G884	13G	Page 4 of 5 Pages

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 89157G884	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2024
(Date)

ROCHEL SOFFER

By: /s/ Rochel Soffer